Exhibit 12

KANSAS GAS AND ELECTRIC COMPANY

Computations of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Year Ended December 31,
	2002	2001	2000	1999	1998
Earnings from continuing operations	$75,618	$35,701	$120,683	$119,248	$148,736

Fixed Charges:
Interest expense	47,844	49,610	49,605	49,518	49,358
Interest on Corporate-owned Life Insurance Borrowings	46,853	44,062	39,444	31,450	32,368
Interest Applicable to Rentals	20,134	21,189	22,574	24,626	25,106

Total Fixed Charges	114,831	114,861	111,623	105,594	106,832

Earnings (a)	$190,449	$150,562	$232,306	$224,842	$255,568

Ratio of Earnings to Fixed Charges	1.66	1.31	2.08	2.13	2.39

(a)	Earnings are deemed to consist of earnings from continuing operations and fixed charges. Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense, and the portion of rental expense which represents an interest factor.